**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

PE
5-31-02

# FORM 6-K



**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13A-16 OR 15D-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

2-
[redacted]

02041500

May 2002

1- **Barclays PLC and**
2- **Barclays Bank PLC** /ENG
(Names of Registrants)

**54 Lombard Street**
**London EC3P 3AH**
**England**
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



LONDON: 104958.30



Ly

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

LONDON: 104958.30

# News Release

2 May 2002

Doc re Information Memorandum
£15,000,000,000 Debt Issuance Programme

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7676 1000

# News Release

2 May 2002

Notification of directors' interests: Companies Act 1985 s.329

Mr J M Stewart notified the Company on 1 May 2002 that on 1 May 2002 he had exercised 70,116 options granted on 25 March 1999 at a price of 422p under the Woolwich plc 1998 Executive Share Option Plan ("ESOP") and on 1 May 2002 he sold all of these shares at a price of 594p.

Following this transaction, Mr Stewart has a beneficial interest in 4,024 ordinary shares in Barclays PLC.

As a participant in the Woolwich Sharesave Schemes Mr J M Stewart, together with other directors and senior executives of Woolwich plc, have interests as potential discretionary beneficiaries in 470,799 Barclays PLC ordinary shares held by the trustee of the Woolwich Qualifying Employee Share Ownership Trust.

Following this transaction, the trustees of all the Barclays Group employees' benefit trusts hold a total of 14,398,333 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

**Barclays PLC**

SHARE REPURCHASE

Barclays PLC announces that on 3rd May 2002 it purchased for cancellation 150,000 of its Ordinary shares at a price of 620 pence per share.

# News Release

7 May 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "trust") notified the Company on 7 May 2002 that it had on 29 April 2002 exercised its discretion and released 5,782 ordinary shares in Barclays PLC at a price of 614p per share to a participant in the Executive Share Award Scheme ("ESAS"). The participant to whom shares were released is not a director of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "trust") notified the Company on 7 May 2002 that it had on 3 May 2002 exercised its discretion and purchased 629,862 ordinary shares in Barclays PLC at a price of 625p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

3. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary trust") notified the Company on 7 May 2002 that it had on 3 May 2002 purchased a total of 38,313 ordinary shares in Barclays PLC at a price of 625p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

4. The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the "PSP & ESOS Supplementary trust") notified the Company on 7 May 2002 that it had on 3 May 2002 exercised its discretion and purchased 1,801 ordinary shares in Barclays PLC at a price of 625p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 58,257,526 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

**Barclays PLC**

SHARE REPURCHASE

Barclays PLC announces that on 7th May 2002 it purchased for cancellation 225,000 of its Ordinary shares at a price of 608.67 pence per share.

# News Release

8 May 2002

Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan ("the SIP") informed the Company on 7 May 2002 that on 7 May 2002 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following Directors at a price of 615p per share:

| Director | Number of Shares |
|---|---|
| Mr C J Lendrum | 21 |
| Mr J S Varley | 21 |

The revised total shareholding for each director following these transactions, is as follows:

| Director | Beneficial Holding | Non Beneficial Holding |
|---|---|---|
| Mr C J Lendrum | 169,109 | - |
| Mr J S Varley | 213,693 | - |

In addition to the interest shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 58,257,526 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, Directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

**Barclays PLC**

SHARE REPURCHASE

Barclays PLC announces that on 9th May 2002 it purchased for cancellation 75,000 of its Ordinary shares at a price of 599.5 pence per share.

**Barclays PLC**

SHARE REPURCHASE

Barclays PLC announces that on 10th May 2002 it purchased for cancellation 100,000 of its Ordinary shares at a price of 605 pence per share.

13 May 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "trust") notified the Company on 13 May 2002 that it had on 10 May 2002 exercised its discretion and released 25,728 ordinary shares in Barclays PLC at a price of 605p per share to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom shares were released are not directors of Barclays PLC.

2. The independent trustee of the Barclays Group (PSP & ESOS) Trust (the "PSP & ESOS trust") notified the Company on 13 May 2002 that it had on 9 May 2002 exercised its discretion and released 5,565 ordinary shares in Barclays PLC to a participant who exercised his award under the Barclays Group Performance Share Plan ("PSP"). The participant to whom shares were released is not a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 58,226,233 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

**Barclays PLC**

SHARE REPURCHASE

Barclays PLC announces that on 14th May 2002 it purchased for cancellation 100,000 of its Ordinary shares at a price of 615.10 pence per share.

**Barclays PLC**

SHARE REPURCHASE

Barclays PLC announces that on 15th May 2002 it purchased for cancellation 150,000 of its Ordinary shares at a price of 613 pence per share.

**Barclays PLC**

SHARE REPURCHASE

Barclays PLC announces that on 16th May 2002 it purchased for cancellation 280,000 of its Ordinary shares at a price of 611.54 pence per share.

# BARCLAYS

## News Release

20 May 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 17 May 2002 that it subscribed for a total of 267,400 Barclays PLC ordinary shares on 17 May 2002 at a price of 619p per share. Following this transaction, the trustee of the Quest held a total of 267,400 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

   The trustee of the Quest also notified the Company on 17 May 2002 that it had transferred 267,400 Barclays PLC ordinary shares on 17 May 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2. The independent trustee of the Barclays Group (PSP & ESOS) Trust (the "PSP & ESOS trust") notified the Company on 17 May 2002 that it had on 13 May 2002 exercised its discretion and released 3,711 ordinary shares in Barclays PLC at a price of 606p per share to meet tax liabilities. None of the shares released were in respect of an award made to a director of Barclays PLC.

3. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS trust") notified the Company on 20 May 2002 that it had on 15 May 2002 exercised its discretion and released 83,555 ordinary shares in Barclays PLC at a price of 613p to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom shares were released are not directors of Barclays PLC.

   The independent trustee of the ESAS trust also notified the Company on 20 May 2002 that it had on 17 May 2002 exercised its discretion and purchased 289,891 ordinary shares in Barclays PLC at a price of 625p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

4. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary trust") notified the Company on 20 May 2002 that it had on 17 May 2002 purchased a total of 12,923 ordinary shares in Barclays PLC at a price of 625p per share. None of the shares purchased was in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 58,441,781 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares.

**Barclays PLC**

SHARE REPURCHASE

Barclays PLC announces that on 20th May 2002 it purchased for cancellation 200,000 of its Ordinary shares at a price of 614.35 pence per share.

**Barclays PLC**

SHARE REPURCHASE

Barclays PLC announces that on 21st May 2002 it purchased for cancellation 150,000 of its Ordinary shares at a price of 615.1 pence per share.

**Barclays PLC**

SHARE REPURCHASE

Barclays PLC announces that on 22nd May 2002 it purchased for cancellation 150,000 of its Ordinary shares at a price of 608.5 pence per share.



**Barclays PLC**

SHARE REPURCHASE

Barclays PLC announces that on 23rd May 2002 it purchased for cancellation 150,000 of its Ordinary shares at a price of 609.1 pence per share.

**Barclays PLC**

SHARE REPURCHASE

Barclays PLC announces that on 24th May 2002 it purchased for cancellation 150,000 of its Ordinary shares at a price of 615 pence per share.

# BARCLAYS

## News Release

27 May 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 24 May 2002 that it subscribed for a total of 34,777 Barclays PLC ordinary shares on 24 May 2002 at a price of 619p per share. Following this transaction, the trustee of the Quest held a total of 34,777 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

   The trustee of the Quest also notified the Company on 24 May 2002 that it had transferred 34,777 Barclays PLC ordinary shares on 24 May 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS trust") notified the Company on 27 May 2002 that it had on 27 May 2002 exercised its discretion and released 6,203 ordinary shares in Barclays PLC at a price of 617p to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom shares were released are not directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 58,435,578 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares.

**Barclays PLC**

SHARE REPURCHASE

Barclays PLC announces that on 27th May 2002 it purchased for cancellation 300,000 of its Ordinary shares at a price of 619.65 pence per share.

**Barclays PLC**

SHARE REPURCHASE

Barclays PLC announces that on 28th May 2002 it purchased for cancellation 1,000,000 of its Ordinary shares at a price of 597.36 pence per share.

**Barclays PLC**

SHARE REPURCHASE

Barclays PLC announces that on 29th May 2002 it purchased for cancellation 1,000,000 of its Ordinary shares at a price of 587.89 pence per share.

Barclays PLC

Share Repurchase

Barclays PLC announces that on 30 May 2002 it purchased for cancellation 1,000,000 of its Ordinary shares at a price of 590.4902 pence per share.

END.

Barclays PLC

Share Repurchase

Barclays PLC announces that on 31 May 2002 it purchased for cancellation 300,000 of its Ordinary shares at a price of 601.4127 pence per share.

END.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 7, 2002

By: /s/
Patrick Gonsalves
Head of Board Support

BARCLAYS BANK PLC
(Registrant)

Date: June 7, 2002

By: /s/
Patrick Gonsalves
Head of Board Support

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